FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September, 2006
Commission File Number 1-11130
ALCATEL
(Translation of registrant’s name into English)
54, rue La Boétie
75008 Paris — France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Alcatel announced on September 1, 2006 that it has signed a non-binding Memorandum of Understanding with Nortel to acquire its UMTS radio access business (UTRAN) and related assets for USD 320 million. Pursuant to the transaction, Alcatel intends to acquire Nortel’s UMTS radio access technology and product portfolio, associated patents and tangible assets as well as customer contracts. It is anticipated that a significant majority of employees of Nortel’s UMTS access business, will be transferred to Alcatel. The acquisition is subject to the execution of a definitive agreement and other closing conditions. The parties are targeting to complete the transaction in the fourth quarter of 2006.
Alcatel has involved Lucent in the conclusion and implementation of this project in order to achieve the most efficient fit within the combined company.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel
Date: September 1st , 2006	By:	/S/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

This report on Form 6-K is incorporated by reference into Registration Statement No. 333-133919 filed with the Securities and Exchange Commission.